SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2012

POSTMEDIA NETWORK CANADA CORP.

(Translation of registrant’s name into English)

1450 Don Mills Road, Toronto, Ontario M3B 2X7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The information contained in this report on Form 6-K is being filed with the Securities and Exchange Commission (the “Commission”), with the exception of the information under Item 7.01 below, which is being furnished and shall not be deemed “filed” with the Commission nor incorporated in any registration statement filed by Postmedia Network Canada Corp. (the “Registrant”) under the Securities Act of 1933, as amended (the “Securities Act”).

Item 1.01	Entry into a Material Definitive Agreement.

On August 16, 2012, the Registrant entered into a Senior Secured Notes Indenture (the “Indenture”) among the Registrant, Postmedia Network Inc. (the “Issuer”) and Computershare Trust Company of Canada, as indenture trustee for and on behalf of the holders of the Notes (as defined below) (in such capacity, the “Trustee”) and as collateral agent for the holders of the Notes (in such capacity, the “Notes Collateral Agent”), filed as Exhibit 4.1 hereto, relating to the Issuer’s previously-announced offering and sale of C$250 million aggregate principal amount of its 8.25% Senior Secured Notes due 2017 (the “Notes”). The Indenture, among other things, limits or affects the Issuer’s and the Registrant’s ability to incur additional indebtedness and guarantees, pay dividends or make other distributions or repurchase or redeem certain indebtedness or capital stock, make loans and investments, sell assets, incur certain liens, enter into certain transactions with affiliates and consolidate, merge or sell all or substantially all of their assets. The Notes and the Indenture are governed by the laws of the province of Ontario and the federal laws of Canada applicable therein.

The Notes bear interest at the rate of 8.25% per annum, payable in Canadian dollars in equal semi-annual installments in arrears in the amount of C$41.25 per C$1,000 principal amount on April 30 and October 31 of each year (or if such day is not a business day, the next following business day) other than the first semi-annual payment to be made on April 30, 2013. The Issuer will also, semi-annually, on April 30 and October 31 of each year (or if such day is not a business day, the next following business day) commencing on April 30, 2013, repay for cash, on a pro rata basis, an aggregate principal amount of Notes equal to C$6.25 million, at par, provided that the first semi-annual payment amount shall be C$8,852,740. The Notes will mature on August 16, 2017.

The Issuer may, at its option, redeem all or part of the Notes at any time prior to August 16, 2015, at a certain enumerated make-whole price and on or after August 16, 2015, at certain enumerated redemption prices. In addition, prior to August 16, 2015, the Issuer may, at its option, redeem up to 35% of the Notes with the net proceeds of certain equity offerings at a redemption price equal to 108.25% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date, with the proceeds from one or more of such equity offerings. Prior to August 16, 2015, in each trailing four-quarter period, the Issuer may redeem up to 5% of the original principal amount of Notes at a price equal to 103% of the principal amount thereof plus accrued and unpaid interest to the date of redemption, for a total redemption of up to 15% of the original principal amount of the Notes prior to August 16, 2015. Additionally, the Issuer may be required to make an offer to repurchase Notes (i) with a portion of its Excess Cash Flow (as defined in the Indenture) at price equal to 100% of the principal amount thereof, (ii) with the net proceeds of certain asset sales at a price equal to 100% of the principal amount thereof or (iii) upon the occurrence of specified changes of control at a price equal to 101% of the principal amount thereof, in each case plus accrued and unpaid interest, if any, to the date of such repurchase.

If the previously-announced sale of the Registrant’s head office in Toronto is consummated, the Issuer shall use all of the Net Available Cash (as defined in the Indenture) of such sale to redeem Notes at 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, on the Notes to be redeemed at such date.

The Notes are secured by first-priority liens and security interests, subject to certain permitted liens, in substantially all of the assets (other than certain receivables and other assets of the Issuer and the Registrant that secure the Issuer’s senior secured asset-based revolving credit facility (the “ABL Facility,” and such collateral, the “ABL Collateral”) and certain excluded assets) now owned or hereafter acquired by the Issuer and the Registrant, and second-priority liens and security interests, subject to certain permitted liens and certain excluded assets, on the ABL Collateral.

The Notes will be unconditionally guaranteed on a senior basis by the Registrant and any future subsidiary of the Registrant and the Issuer that becomes a borrower under the ABL Facility or that guarantees indebtedness of the Registrant or the Issuer.

The Notes were offered and sold in a private placement in Canada under available prospectus exemptions. The Notes were also offered in the United States to qualified institutional buyers under Rule 144A under the Securities Act and outside the United States to non U.S. persons as defined in and in accordance with Regulation S under the Securities Act. The Notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

In connection with the issuance of the Notes, the Registrant, and the Issuer entered into a Pledge and Security Agreement, dated as of August 16, 2012, in favor of the Notes Collateral Agent (the “Security Agreement”). The Security Agreement is filed as Exhibit 4.2 hereto.

To further delineate the relationship between (i) the holders of the Notes, (ii) the holders of the Issuer’s 12.50% Senior Secured Notes due 2018 (the “Second Lien Notes”), and (iii) the secured parties under the ABL Facility, the Notes Collateral Agent entered into two Acknowledgement, Confirmation of and Accession to Intercreditor Agreements, each dated as of August 16, 2012 (each, an “Accession Agreement”), (a) one such Accession Agreement with the collateral agent with respect to the Second Lien Notes (the “Second Lien Collateral Agent”), and (b) the other such Accession Agreement with the Second Lien Collateral Agent and the collateral agent under the ABL Facility, in each case, acknowledged by the Registrant and the Issuer. Pursuant to the Accession Agreements, the Notes Collateral Agent acceded to the role previously occupied by the collateral agent under the Term Loan Facility (as defined below) in the existing intercreditor agreements governing the relationship among the holders of the Second Lien Notes, the secured parties under the Term Loan Facility (as defined below) and the secured parties under the ABL Facility. The Accession Agreements are filed as Exhibits 4.3 and 4.4 hereto.

This brief description of the Indenture, the Notes, the Security Agreement and the Accession Agreements is qualified in its entirety by reference to the Indenture, Security Agreement and Accession Agreements filed as exhibits hereto.

Item 1.02	Termination of a Material Definitive Agreement.

On July 13, 2010, the Issuer entered into a senior secured term loan credit facility (the “Term Loan Facility”) with JPMorgan Chase Bank, N.A. as administrative agent and collateral agent, Morgan Stanley Senior Funding, Inc. as syndication agent, the other agents party thereto, the Registrant as guarantor and the lenders from time to time party thereto. The Term Loan Facility provided for a six-year US$300 million senior secured term loan facility (bearing interest at a rate of, at its option, a base rate (not to be less than 3% per annum) plus a margin of 6% per annum; or a LIBOR rate (not to be less than 2% per annum) plus a margin of 7% per annum) (the “US Tranche”), a four-and-a-half year $110 million senior secured term loan facility (bearing interest at a rate of, at its option, a Canadian prime rate plus a margin of 5% per annum; or a CDOR rate plus a margin of 6% per annum) (the “Canadian Tranche”) and up to US$50 million in one or more incremental term loan facilities (bearing interest at a rate of which is the same as the US dollar denominated term loan) subject to pro forma compliance with a total leverage ratio test.

On April 4, 2011 the Issuer completed a repricing of the Term Loan Facility, the terms of which are contained in a first amendment to the Term Loan Facility (the “First Amendment”).

The First Amendment provided for a new first lien senior secured Tranche C (“Tranche C”) term loan facility in an aggregate principal amount of US$365.0 million resulting from (a) the continuation of certain existing U.S. tranche loans of continuing lenders and (b) the borrowing of additional Tranche C term loans from new lenders. The First Amendment also provided for the repayment in full of the Canadian Tranche and of the U.S. tranche loans that were not continued as Tranche C loans under the First Amendment, and the payment of related fees, expenses and prepayment premiums.

The First Amendment also favorably modified certain financial covenants in the Term Loan Facility, including those relating to the consolidated interest coverage ratio, the consolidated total leverage ratio and the consolidated first lien indebtedness leverage ratio.

On August 16, 2012, the Issuer used the net proceeds from the offering of the Notes, to repay the Term Loan Facility in full, including accrued and unpaid interest thereon, in satisfaction of all the obligations of the Registrant and the Issuer thereunder.

Item 2.03	Creation of a Direct Financial Obligation.

The information set forth in Item 1.01 of this report is incorporated by reference into this Item 2.03.

Item 7.01 Other

Certain investment funds for which GoldenTree Asset Management LP (“GoldenTree”) serves as investment advisor purchased C$30 million in aggregate principal amount of the Notes under the offering. Although GoldenTree is an affiliate of the Registrant, the transaction was negotiated on an arm’s length basis between the Registrant and the underwriters, GoldenTree participated on the same terms as other purchasers and the Notes do not involve an equity or voting component. The Offering was considered and unanimously approved by the members of the Issuer’s board of directors, excluding GoldenTree’s representative on the board.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits. The following exhibits are being filed with this report:

Exhibit 4.1	Senior Secured Notes Indenture, dated as of August 16, 2012, among Postmedia Network Inc., Postmedia Network Canada Corp. and Computershare Trust Company of Canada.

Exhibit 4.2	Pledge and Security Agreement, dated as of August 16, 2012, among Postmedia Network Inc., Postmedia Network Canada Corp. and Computershare Trust Company of Canada.

Exhibit 4.3	Acknowledgement, Confirmation of and Accession to Intercreditor Agreement, dated as of August 16, 2012, among Morgan Stanley Senior Funding, Inc. as ABL Collateral Agent, Computershare Trust Company of Canada, as Term Loan Collateral Agent, BNY Trust Company of Canada, as Notes Collateral Agent, Postmedia Network Inc. and Postmedia Network Canada Corp.

Exhibit 4.4	Acknowledgement, Confirmation of and Accession to Intercreditor Agreement, dated as of August 16, 2012, among Computershare Trust Company of Canada, as Term Loan Collateral Agent, BNY Trust Company of Canada, as Notes Collateral Agent, Postmedia Network Inc. and Postmedia Network Canada Corp.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

By:	/s/ Douglas Lamb
Douglas Lamb
Chief Financial Officer

Date: August 20, 2012

EXHIBIT INDEX

Exhibit 4.1	Senior Secured Notes Indenture, dated as of August 16, 2012, among Postmedia Network Inc., Postmedia Network Canada Corp. and Computershare Trust Company of Canada.

Exhibit 4.2	Pledge and Security Agreement, dated as of August 16, 2012, among Postmedia Network Inc., Postmedia Network Canada Corp. and Computershare Trust Company of Canada.

Exhibit 4.3	Acknowledgement, Confirmation of and Accession to Intercreditor Agreement, dated as of August 16, 2012, among Morgan Stanley Senior Funding, Inc. as ABL Collateral Agent, Computershare Trust Company of Canada, as Term Loan Collateral Agent, BNY Trust Company of Canada, as Notes Collateral Agent, Postmedia Network Inc. and Postmedia Network Canada Corp.

Exhibit 4.4	Acknowledgement, Confirmation of and Accession to Intercreditor Agreement, dated as of August 16, 2012, among Computershare Trust Company of Canada, as Term Loan Collateral Agent, BNY Trust Company of Canada, as Notes Collateral Agent, Postmedia Network Inc. and Postmedia Network Canada Corp.